SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: January 27, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, January 27, 2009
CANADIAN PACIFIC ANNOUNCES 2008 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its fourth-quarter and full-year 2008 results today. Net income was $201 million down from $342 million in fourth-quarter 2007 and diluted earnings per share were $1.29, down from $2.21 in fourth-quarter 2007. This decrease is primarily due to a future tax benefit that was recorded in fourth-quarter 2007. Excluding the impact of foreign exchange on long-term debt and other specified items, diluted earnings per share were $1.15, down $0.05 or four per cent. Fourth-quarter operating income (a non-GAAP measure) was $305 million, essentially flat despite a charge of $23 million in 2008 as a result of a federal court decision regarding the retroactive adjustment to the grain revenue entitlement related to the 2007/2008 crop year.
SUMMARY OF FOURTH-QUARTER 2008 COMPARED WITH FOURTH-QUARTER 2007:
•	Total revenues increased nine per cent to $1.3 billion from $1.2 billion

•	Operating expenses were $995 million an increase of 13 per cent from $883 million

•	Excluding foreign exchange gains and losses on long-term debt and other specified items: — Diluted earnings per share decreased to $1.15 from $1.20; and — Income decreased four per cent to $178 million from $185 million
At the end of October, following the US Surface Transportation Board’s approval, CP assumed control of the Dakota, Minnesota & Eastern Railroad (DM&E). For the first ten months of 2008, the DM&E was accounted for on an equity basis. The results for the final two months are consolidated on a line-by-line basis.
The impact of a stronger US dollar in the fourth quarter increased both freight revenues and operating expenses that were denominated in US currency. Relative to the US dollar, the Canadian dollar weakened from $0.98 per US dollar in the fourth quarter of 2007 to $1.17 per US dollar on average during the fourth quarter of 2008.
Freight revenues were up 10 per cent in the fourth quarter on foreign exchange, continued pricing strength inclusive of fuel recoveries, and DM&E revenues for the last two months of the quarter and partially offset by the retroactive grain adjustment and lower volumes. Revenues from industrial and consumer products increased 37 per cent, with grain revenues increasing 19 per cent and coal and automotive both improving six per cent. Intermodal was flat year-over-year. These gains were offset somewhat by decreases in forest products and sulphur and fertilizers of seven and three per cent respectively.
Operating expenses increased 13 per cent in the fourth quarter driven mainly by foreign exchange and the inclusion of two months of DM&E expenses, partially offset by declining volumes and the results of CP’s cost management actions.
SUMMARY OF FULL YEAR 2008 COMPARED WITH FULL YEAR 2007:
Net income for full year 2008 was $619 million compared with $946 million in 2007. Diluted earnings per share were $3.98, down from $6.08. This decrease was mostly the result of a large foreign exchange gain on long-term debt and a large future income tax benefit, both recorded in 2007, and lower operating income in 2008.
•	Total revenues increased five per cent to $4.9 billion from $4.7 billion

•	Operating expenses increased nine per cent to $3.9 billion from $3.5 billion

•	Free cash flow (a non-GAAP measure) was $231 million

•	Excluding foreign exchange gains and losses on long-term debt and other specified items: — Diluted earnings per share were $4.06, down six per cent from $4.32; and — Income decreased six per cent to $632 million from $673 million
2009 OUTLOOK
Capital investment in 2009 is expected to be in the range of $800 million to $820 million which is a reduction of approximately $200 million when compared with the combined CP and DM&E cash capital investment for the full year 2008. This 2009 outlook assumes an average currency exchange rate of $1. 25 per U.S. dollar (US$0.80).
CP is updating its current outlook for upcoming pension contributions. Based on preliminary calculations and subject to filing a January 1, 2009 valuation of the main Canadian pension plan with the applicable regulatory agency, CP expects that aggregate contributions to all of its defined benefit pension plans will increase from C$95 million in 2008 to a range of C$150 million to C$195 million for 2009. CP estimates its minimum required contributions for 2010 to be in the range of C$295 million to C$345 million. The lower end of the ranges are based on the passing into law of the temporary funding relief proposed by the Canadian federal government in November 2008 and the upper ends do not include any funding relief. The estimated contributions for 2010 assume the plans’ investments in public equities, real estate and infrastructure funds achieve, in aggregate, a 10 per cent return in 2009, and long Canada bond yields as at December 31, 2009 are 4.0 per cent (versus 3.45 per cent at December 31, 2008).
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a net foreign exchange loss of $4 million on long-term debt (a gain of $22 million after tax) in the fourth quarter of 2008, compared with a net foreign exchange gain on long-term debt of $8 million ($11 million after tax) in the fourth quarter of 2007.
For the full year 2008, CP had a net foreign exchange loss on long-term debt of $16 million (a gain of $22 million after tax) compared with a net foreign exchange gain of $170 million ($126 million after tax) for the full year 2007.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
At December 31, 2008 CP held investments in Canadian Non-Bank Asset Backed Commercial Paper (ABCP) with an original cost of approximately $144 million. In 2007, CP adjusted the estimated fair value of the investments and took a charge of $22 million ($15 million after tax) and classified the investments as long-term investments. In 2008, in recognition of changing market conditions impacting these investments, CP further adjusted the estimated fair value of the investments and took an additional charge of $49 million ($35 million after tax).
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a material change in the value of the Company’s investments in ABCP which would impact the Company’s near-term earnings.

In fourth-quarter 2007, CP recorded a future income tax benefit of $146 million as an other specified item. For the full year 2007, a future income tax benefit of $163 million was recorded as an other specified item.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures are free cash and operating income.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (as described in this news release) that are not among CP’s normal ongoing revenues and operating expenses.
Revenues less operating expenses are referred to as “Operating Income”.
Free cash, as referred to in this news release, is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program of $120 million, which was terminated in the second quarter of 2008, and the investment in ABCP. Free cash is adjusted for the DM&E acquisition and the investment in ABCP, as these are not indicative of normal day-to-day investments in CP’s asset base. The securitization of accounts receivable is a financing transaction, which is excluded to clarify the nature of the use of free cash. As each of these amounts are presented in the Statement of Consolidated Cash Flows, with the exception of the accounts receivable securitization program noted above, no reconciliation of free cash to changes in Cash and Cash Equivalents has been provided.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions, including the potential adverse impact of the current global credit crisis; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President
Tel.: (778) 772-9636	Investor Relations
email: mike_lovecchio@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions of Canadian dollars, except per share data)

	For the three months
	ended December 31
	2008	2007

	(unaudited)
Revenues
Freight	$1,257.8	$1,142.6
Other	41.9	45.7

	1,299.7	1,188.3
Operating expenses
Compensation and benefits	349.4	308.4
Fuel	239.5	196.3
Materials	45.9	47.9
Equipment rents	45.8	45.1
Depreciation and amortization	125.9	116.3
Purchased services and other	188.3	168.8

	994.8	882.8

Revenues less operating expenses	304.9	305.5

Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 2)	10.4	12.3
Other charges	8.3	8.5
Foreign exchange losses (gains) on long-term debt	3.9	(8.3)
Interest expense	73.8	63.4
Income tax expense (recovery)	28.7	(88.1)

Net income	$200.6	$342.3

Basic earnings per share	$1.30	$2.23

Diluted earnings per share	$1.29	$2.21

See notes to interim consolidated financial information.

STATEMENT OF CONSOLIDATED INCOME
(in millions of Canadian dollars, except per share data)

	For the year
	ended December 31
	2008	2007

	(unaudited)
Revenues
Freight	$4,814.8	$4,555.2
Other	116.8	152.4

	4,931.6	4,707.6
Operating expenses
Compensation and benefits	1,305.5	1,284.2
Fuel	1,005.8	746.8
Materials	217.2	215.5
Equipment rents	182.2	207.5
Depreciation and amortization	491.3	472.0
Purchased services and other	672.2	617.4

	3,874.2	3,543.4

Revenues less operating expenses	1,057.4	1,164.2

Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 2)	51.3	12.3
Other charges	22.7	29.6
Change in estimated fair value of Canadian third party asset-backed commercial paper	49.4	21.5
Foreign exchange losses (gains) on long-term debt	16.3	(169.8)
Interest expense	261.1	204.3
Income tax expense	140.2	144.7

Net income	$619.0	$946.2

Basic earnings per share	$4.03	$6.14

Diluted earnings per share	$3.98	$6.08

See notes to interim consolidated financial information.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	For the three months
	ended December 31
	2008	2007

	(unaudited)
Comprehensive income
Net income	$200.6	$342.3
Other comprehensive income
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	210.3	(7.0)
Translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(204.7)	3.5
Net change in losses on derivatives designated as cash flow hedges	(12.7)	(17.9)

Other comprehensive loss before income taxes	(7.1)	(21.4)
Income tax recovery	31.9	7.2

Other comprehensive income (loss)	24.8	(14.2)

Comprehensive income	$225.4	$328.1

	For the year
	ended December 31
	2008	2007

	(unaudited)
Comprehensive income
Net income	$619.0	$946.2
Other comprehensive income
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	307.5	(78.4)
Translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(297.5)	71.0
Net change in losses on derivatives designated as cash flow hedges	(16.1)	(36.8)

Other comprehensive loss before income taxes	(6.1)	(44.2)
Income tax recovery	44.8	3.4

Other comprehensive income (loss)	38.7	(40.8)

Comprehensive income	$657.7	$905.4

See notes to interim consolidated financial information.

CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	December 31	December 31
	2008	2007

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$117.6	$378.1
Accounts receivable and other current assets	713.1	542.8
Materials and supplies	215.8	179.5
Future income taxes	76.5	67.3

	1,123.0	1,167.7

Investments (Note 2)	151.1	1,668.6
Net properties	12,576.9	9,293.1
Assets held for sale	39.6	17.0
Other assets and deferred charges	1,342.0	1,218.6
Goodwill and intangible assets (Note 2)	237.2	—

Total assets	$15,469.8	$13,365.0

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$150.1	$229.7
Accounts payable and accrued liabilities (Note 5)	1,034.9	980.8
Income and other taxes payable	42.2	68.8
Dividends payable	38.1	34.5
Long-term debt maturing within one year (Note 3)	44.0	31.0

	1,309.3	1,344.8

Deferred liabilities	865.2	714.6
Long-term debt (Note 3)	4,685.8	4,146.2
Future income taxes	2,616.1	1,701.5

Shareholders’ equity
Share capital	1,220.8	1,188.6
Contributed surplus	40.2	42.4
Accumulated other comprehensive income	78.3	39.6
Retained income	4,654.1	4,187.3

	5,993.4	5,457.9

Total liabilities and shareholders’ equity	$15,469.8	$13,365.0

Certain of the 2007 comparative figures have been reclassified in order to be consistent with the 2008 presentation.
See notes to interim consolidated financial information.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars)

	For the three months
	ended December 31
	2008	2007

	(unaudited)
Operating activities
Net income	$200.6	$342.3
Add (deduct) items not affecting cash:
Depreciation and amortization	125.9	116.3
Future income taxes	102.8	(129.6)
Foreign exchange losses (gains) on long-term debt	3.9	(8.3)
Amortization of deferred charges	2.7	2.9
Equity income, net of cash received	(11.6)	(10.1)
Restructuring and environmental remediation payments	(17.0)	(22.0)
Other operating activities, net	12.5	30.2
Change in non-cash working capital balances related to operations	38.2	58.8

Cash provided by operating activities	458.0	380.5

Investing activities
Additions to properties	(285.5)	(324.6)
Additions to investments and other assets (Note 4)	(9.5)	(4.7)
Reductions in investments and other assets (Note 4)	257.6	21.5
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 2)	(0.3)	(1,492.6)
Net (costs) proceeds from disposal of transportation properties	(4.7)	5.6

Cash used in investing activities	(42.4)	(1,794.8)

Financing activities
Dividends paid	(38.1)	(34.5)
Issuance of CP Common Shares	1.4	1.2
Net (decrease) increase in short-term borrowing	(129.9)	229.7
Issuance of long-term debt	—	1,260.2
Repayment of long-term debt (Note 3)	(252.6)	(3.9)
Cash (used in) provided by financing activities	(419.2)	1,452.7

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	23.3	0.5

Cash position
Increase in cash and cash equivalents	19.7	38.9
Cash and cash equivalents at beginning of period	97.9	339.2

Cash and cash equivalents at end of period	$117.6	$378.1

Certain of the 2007 comparative figures have been reclassified in order to be consistent with the 2008 presentation.
See notes to interim consolidated financial information.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars)

	For the year
	ended December 31
	2008	2007

	(unaudited)
Operating activities
Net income	$619.0	$946.2
Add (deduct) items not affecting cash:
Depreciation and amortization	491.3	472.0
Future income taxes	160.6	38.7
Change in estimated fair value of Canadian third party asset-backed commercial paper	49.4	21.5
Foreign exchange losses (gains) on long-term debt	16.3	(169.8)
Amortization of deferred charges	10.1	12.1
Equity income, net of cash received	(46.6)	(10.1)
Restructuring and environmental remediation payments	(53.4)	(61.0)
Other operating activities, net	(35.4)	33.6
Change in non-cash working capital balances related to operations	(132.2)	50.3

Cash provided by operating activities	1,079.1	1,333.5

Investing activities
Additions to properties	(892.3)	(893.2)
Additions to investments and other assets (Note 4)	(222.5)	(19.2)
Reductions in investments and other assets (Note 4)	257.6	19.4
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 2)	(8.6)	(1,492.6)
Net proceeds from disposal of transportation properties	9.7	14.9
Investment in Canadian third party asset-backed commercial paper	—	(143.6)

Cash used in investing activities	(856.1)	(2,514.3)

Financing activities
Dividends paid	(148.7)	(133.1)
Issuance of CP Common Shares	19.7	30.4
Purchase of CP Common Shares	—	(231.1)
Net (decrease) increase in short-term borrowing	(79.6)	229.7
Issuance of long-term debt	1,068.7	1,745.3
Repayment of long-term debt (Note 3)	(1,340.7)	(187.7)
Settlement of treasury rate lock	(30.9)	—

Cash (used in) provided by financing activities	(511.5)	1,453.5

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	28.0	(18.9)

Cash position
(Decrease) increase in cash and cash equivalents	(260.5)	253.8
Cash and cash equivalents at beginning of period	378.1	124.3

Cash and cash equivalents at end of period	$117.6	$378.1

Certain of the 2007 comparative figures have been reclassified in order to be consistent with the 2008 presentation.
See notes to interim consolidated financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the three months
	ended December 31
	2008	2007

	(unaudited)
Share capital
Balance, beginning of period	$1,218.9	$1,187.2
Shares issued under stock option plans	1.9	1.4

Balance, end of period	1,220.8	1,188.6

Contributed surplus
Balance, beginning of period	41.3	40.6
Stock compensation expense	(0.5)	1.1
Stock compensation related to shares issued under stock option plans	(0.6)	0.7

Balance, end of period	40.2	42.4

Accumulated other comprehensive income
Balance, beginning of period	53.5	53.8
Other comprehensive income (loss)	24.8	(14.2)

Balance, end of period	78.3	39.6

Retained income
Balance, beginning of period	4,491.6	3,879.5
Net income for the period	200.6	342.3
Dividends	(38.1)	(34.5)

Balance, end of period	4,654.1	4,187.3

Total accumulated other comprehensive income and retained income	4,732.4	4,226.9

Shareholders’ equity, end of period	$5,993.4	$5,457.9

See notes to interim consolidated financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the year
	ended December 31
	2008	2007

	(unaudited)
Share capital
Balance, beginning of period	$1,188.6	$1,175.7
Shares issued under stock option plans	32.2	37.4
Shares purchased	—	(24.5)

Balance, end of period	1,220.8	1,188.6

Contributed surplus
Balance, beginning of period	42.4	32.3
Stock compensation expense	7.8	10.1
Stock compensation related to shares issued under stock option plans	(10.0)	—

Balance, end of period	40.2	42.4

Accumulated other comprehensive income
Balance, beginning of period	39.6	66.4
Adjustment for change in accounting policy	—	14.0

Adjusted balance, beginning of period	39.6	80.4
Other comprehensive income (loss)	38.7	(40.8)

Balance, end of period	78.3	39.6

Retained income
Balance, beginning of period	4,187.3	3,582.1
Adjustment for change in accounting policy	—	4.0

Adjusted balance, beginning of period	4,187.3	3,586.1
Net income for the period	619.0	946.2
Shares purchased	—	(206.6)
Dividends	(152.2)	(138.4)

Balance, end of period	4,654.1	4,187.3

Total accumulated other comprehensive income and retained income	4,732.4	4,226.9

Shareholders’ equity, end of period	$5,993.4	$5,457.9

See notes to interim consolidated financial information.

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
DECEMBER 31, 2008
(unaudited)
1	Basis of presentation

This unaudited interim consolidated financial information and notes has been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2007 annual consolidated financial statements, except for disclosures. They do not include all disclosures required under Generally Accepted Accounting Principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	Investments

Dakota, Minnesota & Eastern Railroad Corporation

Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired on October 4, 2007 and is wholly owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income in DM&E for the period of October 4, 2007 to December 31, 2007 of $12.3 million and equity income in 2008 earned prior to STB approval effective October 30, 2008 of $51.3 million, are recorded in “Equity income in Dakota, Minnesota and Eastern Railroad Corporation” on the Statement of Consolidated Income. Subsequent to October 30, 2008 the results of DM&E are consolidated on a line-by-line basis.

The DM&E was purchased for $1.5 billion including goodwill of $180 million as at December 31, 2008. Future contingent payments of up to approximately US$1.05 billion plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

Intangible assets recognized as part of the purchase price allocation have amortization periods for the various categories of intangible assets that range from 4 to 100 years. Net of amortization of $2 million recognized since the date of acquisition, intangible assets total $57 million as at December 31, 2008. Goodwill and intangible assets are included on the Consolidated Balance Sheet as at December 31, 2008 in “Goodwill and intangible assets”.

3	Long-term debt

During the fourth quarter of 2008, the Company repaid the remaining US$203.0 million of bridge financing obtained in 2007 for the purchase of the DM&E with cash of $248.0 million.

4	Additions to / Reductions in investments and other assets

Additions to / Reductions in investments and other assets includes the acquisition of locomotive and freight car assets which were purchased in anticipation of a sale and lease back arrangement with a financial institution. For the three months ended December 31, 2008, $9.5 million in assets were acquired and $257.6 million were sold; and for the year ended December 31, 2008, $222.5 million in assets were acquired and $257.6 million were sold. For the three months ended December 31, 2007, $4.7 million in assets were acquired and $19.2 million were sold; and for the year ended December 31, 2007, $19.2 million in assets were acquired and $20.2 million were sold. For the three months and year ended December 31, 2008, a gain of $26.9 million was realized in these sale and leaseback arrangements which will be deferred and amortized over the term of the related leases which range from 18 to 20 years.

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION
DECEMBER 31, 2008
(unaudited)
5	Grain Revenues

During the three months ended March 31, 2008, the Canadian Transportation Agency announced a decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canada Transportation Act, for the period from August 1, 2007 to July 31, 2008. The Company appealed the decision to the Federal Court of Appeal. In late November 2008, the Federal Court of Appeal released its ruling dismissing the Company’s appeal. As a result of the downward adjustment to the maximum revenue entitlement, the Company exceeded its revenue entitlement in the 2007-2008 crop year by approximately $33.8 million and must pay this amount plus a 15% penalty of approximately $5.1 million by January 30, 2009. As a result, the Company increased its provision in the fourth quarter for this liability by $23.0 million to $38.9 million.

Summary of Rail Data(1)
(Including Reconciliation of non-GAAP earnings to GAAP earnings)

Fourth Quarter(1)					Year(1)
2008	2007	Variance	%		2008	2007	Variance	%

				Financial (millions, except per share data and ratios)(1)
				Revenues
$1,257.8	$1,142.6	$115.2	10.1	Freight revenue	$4,814.8	$4,555.2	$259.6	5.7
41.9	45.7	(3.8)	(8.3)	Other revenue	116.8	152.4	(35.6)	(23.4)

1,299.7	1,188.3	111.4	9.4		4,931.6	4,707.6	224.0	4.8

				Operating expenses
349.4	308.4	41.0	13.3	Compensation and benefits	1,305.5	1,284.2	21.3	1.7
239.5	196.3	43.2	22.0	Fuel	1,005.8	746.8	259.0	34.7
45.9	47.9	(2.0)	(4.2)	Materials	217.2	215.5	1.7	0.8
45.8	45.1	0.7	1.6	Equipment rents	182.2	207.5	(25.3)	(12.2)
125.9	116.3	9.6	8.3	Depreciation and amortization	491.3	472.0	19.3	4.1
188.3	168.8	19.5	11.6	Purchased services and other	672.2	617.4	54.8	8.9

994.8	882.8	112.0	12.7		3,874.2	3,543.4	330.8	9.3

304.9	305.5	(0.6)	(0.2)	Operating income (2) (4)	1,057.4	1,164.2	(106.8)	(9.2)

10.4	12.3	(1.9)	(15.4)	Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	51.3	12.3	39.0	317.1
8.3	8.5	(0.2)	(2.4)	Other charges	22.7	29.6	(6.9)	(23.3)
73.8	63.4	10.4	16.4	Interest expense	261.1	204.3	56.8	27.8
54.9	60.8	(5.9)	(9.7)	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	193.4	269.8	(76.4)	(28.3)

178.3	185.1	(6.8)	(3.7)	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	631.5	672.8	(41.3)	(6.1)

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
3.9	(8.3)	12.2	—	FX on LTD	16.3	(169.8)	186.1	—
(26.2)	(3.1)	(23.1)	—	Income tax on FX on LTD (3)	(38.6)	44.3	(82.9)	—

(22.3)	(11.4)	(10.9)	—	FX on LTD (net of tax)	(22.3)	(125.5)	103.2	—

				Other specified items
—	—	—	—	Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	49.4	21.5	27.9	—
—	—	—	—	Income tax on special charges	(14.6)	(6.5)	(8.1)	—

—	—	—	—	Change in estimated fair value of ABCP (net of tax)	34.8	15.0	19.8	—
—	(145.8)	145.8	—	Income tax benefits due to rate reductions on opening future income tax balances	—	(162.9)	162.9	—

$200.6	$342.3	$(141.7)	(41.4)	Net income	$619.0	$946.2	$(327.2)	(34.6)

				Earnings per share (EPS)
$1.30	$2.23	$(0.93)	(41.7)	Basic earnings per share as determined by GAAP	$4.03	$6.14	$(2.11)	(34.4)

$1.29	$2.21	$(0.92)	(41.6)	Diluted earnings per share as determined by GAAP	$3.98	$6.08	$(2.10)	(34.5)
(0.14)	(0.07)	(0.07)	—	Diluted EPS, related to FX on LTD, net of tax	(0.14)	(0.81)	0.67	—
—	(0.94)	0.94	—	Diluted EPS, related to other specified items, net of tax	0.22	(0.95)	1.17	—

$1.15	$1.20	$(0.05)	(4.2)	Diluted earnings per share, before FX on LTD and other specified items (2)	$4.06	$4.32	$(0.26)	(6.0)

153.8	153.2	0.6	0.4	Weighted average (avg) number of shares outstanding (millions)	153.7	154.0	(0.3)	(0.2)
155.0	154.6	0.4	0.3	Weighted avg number of diluted shares outstanding (millions)	155.5	155.6	(0.1)	(0.1)
76.5	74.3	2.2	—	Operating ratio (4) (%)	78.6	75.3	3.3	—

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis for the period from October 30 through December 31, 2008.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the Third Quarter 2008 MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	Operating income is a non-GAAP term which represents “Revenue less operating expenses”. Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 2)(1)

Fourth Quarter(1)					Year(1)
2008	2007	Variance	%		2008	2007	Variance	%

				Commodity Data

				Freight Revenues (millions)
$307.1	$257.5	$49.6	19.3	— Grain	$970.0	$938.9	$31.1	3.3
139.5	131.2	8.3	6.3	— Coal	607.5	573.6	33.9	5.9
117.5	121.2	(3.7)	(3.1)	— Sulphur and fertilizers	508.6	502.0	6.6	1.3
57.2	61.5	(4.3)	(7.0)	— Forest products	239.3	275.8	(36.5)	(13.2)
216.0	157.9	58.1	36.8	— Industrial and consumer products	766.1	627.9	138.2	22.0
81.6	77.0	4.6	6.0	— Automotive	323.5	319.0	4.5	1.4
338.9	336.3	2.6	0.8	— Intermodal	1,399.8	1,318.0	81.8	6.2

$1,257.8	$1,142.6	$115.2	10.1	Total Freight Revenues	$4,814.8	$4,555.2	$259.6	5.7

				Millions of Revenue Ton-Miles (RTM)
8,612	8,283	329	4.0	— Grain	29,376	30,690	(1,314)	(4.3)
4,588	4,812	(224)	(4.7)	— Coal	21,247	20,629	618	3.0
4,053	5,202	(1,149)	(22.1)	— Sulphur and fertilizers	19,757	21,259	(1,502)	(7.1)
1,256	1,673	(417)	(24.9)	— Forest products	5,677	7,559	(1,882)	(24.9)
4,505	4,449	56	1.3	— Industrial and consumer products	18,296	16,987	1,309	7.7
490	621	(131)	(21.1)	— Automotive	2,213	2,471	(258)	(10.4)
6,321	7,500	(1,179)	(15.7)	— Intermodal	27,966	29,757	(1,791)	(6.0)

29,825	32,540	(2,715)	(8.3)	Total RTMs	124,532	129,352	(4,820)	(3.7)

				Freight Revenue per RTM (cents)
3.57	3.11	0.46	14.8	— Grain	3.30	3.06	0.24	7.8
3.04	2.73	0.31	11.4	— Coal	2.86	2.78	0.08	2.9
2.90	2.33	0.57	24.5	— Sulphur and fertilizers	2.57	2.36	0.21	8.9
4.55	3.68	0.87	23.6	— Forest products	4.22	3.65	0.57	15.6
4.79	3.55	1.24	34.9	— Industrial and consumer products	4.19	3.70	0.49	13.2
16.65	12.40	4.25	34.3	— Automotive	14.62	12.91	1.71	13.2
5.36	4.48	0.88	19.6	— Intermodal	5.01	4.43	0.58	13.1

4.22	3.51	0.71	20.2	Freight Revenue per RTM	3.87	3.52	0.35	9.9

				Carloads (thousands)
114.7	103.6	11.1	10.7	— Grain	382.4	385.0	(2.6)	(0.7)
68.7	64.9	3.8	5.9	— Coal	281.0	269.1	11.9	4.4
40.2	50.7	(10.5)	(20.7)	— Sulphur and fertilizers	191.3	209.8	(18.5)	(8.8)
20.3	26.0	(5.7)	(21.9)	— Forest products	91.8	114.1	(22.3)	(19.5)
89.3	80.4	8.9	11.1	— Industrial and consumer products	340.9	313.3	27.6	8.8
30.4	41.8	(11.4)	(27.3)	— Automotive	141.3	168.5	(27.2)	(16.1)
279.6	315.1	(35.5)	(11.3)	— Intermodal	1,216.0	1,238.1	(22.1)	(1.8)

643.2	682.5	(39.3)	(5.8)	Total Carloads	2,644.7	2,697.9	(53.2)	(2.0)

				Freight Revenue per Carload
$2,677	$2,486	$191	7.7	— Grain	$2,537	$2,439	$98	4.0
2,031	2,022	9	0.4	— Coal	2,162	2,132	30	1.4
2,923	2,391	532	22.3	— Sulphur and fertilizers	2,659	2,393	266	11.1
2,818	2,365	453	19.2	— Forest products	2,607	2,417	190	7.9
2,419	1,964	455	23.2	— Industrial and consumer products	2,247	2,004	243	12.1
2,684	1,842	842	45.7	— Automotive	2,289	1,893	396	20.9
1,212	1,067	145	13.6	— Intermodal	1,151	1,065	86	8.1

$1,956	$1,674	$282	16.8	Freight Revenue per Carload	$1,821	$1,688	$133	7.9

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis for the period from October 30 through December 31, 2008.

Summary of Rail Data (Page 3)

Fourth Quarter(1)					Year(1)
2008	2007	Variance	%		2008	2007	Variance	%

				Operations and Productivity Consolidated Data including DM&E(1)

57,495	62,104	(4,609)	(7.4)	Freight gross ton-miles (GTM) (millions)	239,619	246,322	(6,703)	(2.7)
29,825	32,540	(2,715)	(8.3)	Revenue ton-miles (RTM) (millions)	124,532	129,352	(4,820)	(3.7)
16,113	15,801	312	2.0	Average number of active employees	15,935	15,675	260	1.7
15,783	15,382	401	2.6	Number of employees at end of period	15,783	15,382	401	2.6

3.34	2.71	0.63	23.2	Total operating expenses per RTM (cents)	3.11	2.74	0.37	13.5
1.73	1.42	0.31	21.8	Total operating expenses per GTM (cents)	1.62	1.44	0.18	12.5
0.61	0.50	0.11	22.0	Compensation and benefits expense per GTM (cents)	0.54	0.52	0.02	3.8
3,568	3,930	(362)	(9.2)	GTMs per average active employee (000)	15,037	15,714	(677)	(4.3)

15,533	13,199	2,334	17.7	Miles of road operated at end of period (2)	15,533	13,199	2,334	17.7

1.26	1.23	0.03	2.4	U.S. gallons of locomotive fuel per 1,000 GTMs—freight & yard	1.22	1.21	0.01	0.8
72.0	75.7	(3.7)	(4.9)	U.S. gallons of locomotive fuel consumed — total (millions) (3)	289.0	296.7	(7.7)	(2.6)

22.2	23.3	(1.1)	(4.7)	Terminal dwell time — AAR definition (hours)	22.3	22.2	0.1	0.5

0.855	1.020	(0.165)	(16.2)	Average foreign exchange rate (US$/Canadian$)	0.951	0.925	0.026	2.8
1.169	0.980	0.189	19.3	Average foreign exchange rate (Canadian$/US$)	1.051	1.081	(0.030)	(2.8)

				CP Data excluding DM&E

14,715	15,382	(667)	(4.3)	Number of employees at end of period	14,715	15,382	(667)	(4.3)
1.63	2.38	(0.75)	(31.5)	FRA personal injuries per 200,000 employee-hours (4)	1.47	2.09	(0.62)	(29.7)
1.91	1.69	0.22	13.0	FRA train accidents per million train-miles	1.87	2.05	(0.18)	(8.8)
24.7	22.6	2.1	9.3	Average train speed — AAR definition (mph)	24.0	23.2	0.8	3.4
143.9	140.0	3.9	2.8	Car miles per car day	143.6	142.3	1.3	0.9
85.4	83.9	1.5	1.8	Average daily total cars on-line — AAR definition (000)	84.5	82.0	2.5	3.0
52.3	58.7	(6.4)	(10.9)	Average daily active car on-line (000)	54.6	58.1	(3.5)	(6.0)

				DM&E Data only

3.53	—	—	—	FRA personal injuries per 200,000 employee-hours	3.53	—	—	—
7.81	—	—	—	FRA train accidents per million train-miles	7.81	—	—	—

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis for the period from October 30 through December 31, 2008.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(4)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

Summary of Rail Data (Page 4)
Summary of Select Rail Data — CP Consolidated Including DM&E
Proforma Basis for Comparative Purposes only(1)

	2008
	Q1	Q2	Q3	Q4	Year

Financial (millions, except ratios)

Revenues
Freight revenue	$1,202.2	$1,274.3	$1,340.0	$1,291.9	$5,108.4
Other revenue	23.0	27.8	25.8	42.2	118.8

Total revenues	1,225.2	1,302.1	1,365.8	1,334.1	5,227.2

Operating expenses
Compensation and benefits	348.1	333.3	331.0	356.2	1,368.6
Fuel	244.4	276.0	292.8	244.1	1,057.3
Materials	69.6	60.6	54.1	47.3	231.6
Equipment rents	49.5	49.9	48.6	47.1	195.1
Depreciation and amortization	130.2	135.2	131.8	130.2	527.4
Purchased services and other	167.3	174.6	173.9	187.2	703.0

Total operating expenses	1,009.1	1,029.6	1,032.2	1,012.1	4,083.0

Operating income(2)(3)	$216.1	$272.5	$333.6	$322.0	$1,144.2

Operating ratio (percentage)(3)	82.4	79.1	75.6	75.9	78.1

Freight Data
Total Freight Revenues (millions)	$1,202.2	$1,274.3	$1,340.0	$1,291.9	$5,108.4
Total Revenue Ton-Miles (RTM) (millions)	33,414	34,344	32,786	30,509	131,053
Total Carloads (thousands)	707.7	745.0	736.8	665.1	2,854.6
Freight Revenue per RTM (cents)	3.60	3.71	4.09	4.23	3.90
Freight Revenue per Carload	$1,699	$1,710	$1,819	$1,942	$1,790

Operations and Productivity
Freight gross-ton-miles (GTM) (millions)	63,239	65,562	63,592	58,701	251,094
Average number of active employees	16,050	17,275	17,385	16,460	16,793
Number of employees at end of period	16,305	17,462	17,249	15,783	15,783

(1)	Fully consolidated view of CP including DM&E operations had consolidation occurred on January 1, 2008.

(2)	This earnings measure has no standardized meaning prescribed by GAAP and is unlikely to be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	Operating income is a non-GAAP term which represents “Revenues less operating expenses”.

Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 5)
Summary of Select Rail Data — CP Consolidated Including DM&E
Proforma Basis for Comparative Purposes only(1)

	2008
	Q1	Q2	Q3	Q4	Year

Commodity Data

Freight Revenues (millions)
— Grain	$260.3	$228.0	$262.4	$319.9	$1,070.6
— Coal	143.9	176.7	161.0	141.3	622.9
— Sulphur and fertilizers	133.1	140.7	126.1	119.0	518.9
— Forest products	60.8	61.3	68.9	58.0	249.0
— Industrial and consumer products	207.2	230.3	249.3	233.0	919.8
— Automotive	73.2	87.9	84.5	81.8	327.4
— Intermodal	323.7	349.4	387.8	338.9	1,399.8

Total Freight Revenues	$1,202.2	$1,274.3	$1,340.0	$1,291.9	$5,108.4

Millions of Revenue Ton-Miles (RTM)
— Grain	8,338	7,457	7,321	8,903	32,019
— Coal	5,182	6,213	5,580	4,625	21,600
— Sulphur and fertilizers	5,474	5,620	4,785	4,077	19,956
— Forest products	1,601	1,514	1,535	1,277	5,927
— Industrial and consumer products	5,300	5,597	5,651	4,816	21,364
— Automotive	551	647	533	490	2,221
— Intermodal	6,968	7,296	7,381	6,321	27,966

Total RTMs	33,414	34,344	32,786	30,509	131,053

Freight Revenue per RTM (cents)
— Grain	3.12	3.06	3.58	3.59	3.34
— Coal	2.78	2.84	2.89	3.06	2.88
— Sulphur and fertilizers	2.43	2.50	2.64	2.92	2.60
— Forest products	3.80	4.05	4.49	4.54	4.20
— Industrial and consumer products	3.91	4.11	4.41	4.84	4.31
— Automotive	13.28	13.59	15.85	16.69	14.74
— Intermodal	4.65	4.79	5.25	5.36	5.01

Freight Revenue per RTM	3.60	3.71	4.09	4.23	3.90

Carloads (thousands)
— Grain	114.8	110.2	112.0	123.4	460.4
— Coal	75.5	87.4	82.3	72.5	317.7
— Sulphur and fertilizers	53.2	54.8	46.7	40.7	195.4
— Forest products	26.2	24.9	25.7	20.8	97.6
— Industrial and consumer products	104.7	112.4	110.8	97.6	425.5
— Automotive	36.6	40.2	34.7	30.5	142.0
— Intermodal	296.7	315.1	324.6	279.6	1,216.0

Total Carloads	707.7	745.0	736.8	665.1	2,854.6

Freight Revenue per Carload
— Grain	$2,267	$2,069	$2,343	$2,592	$2,325
— Coal	1,906	2,022	1,956	1,949	1,961
— Sulphur and fertilizers	2,502	2,568	2,700	2,924	2,656
— Forest products	2,321	2,462	2,681	2,788	2,551
— Industrial and consumer products	1,979	2,049	2,250	2,387	2,162
— Automotive	2,000	2,187	2,435	2,682	2,306
— Intermodal	1,091	1,109	1,195	1,212	1,151

Freight Revenue per Carload	$1,699	$1,710	$1,819	$1,942	$1,790

(1)	Fully consolidated view of CP including DM&E operations had consolidation occurred on January 1, 2008.